UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: January 13, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated January 13, 2011 entitled “Proposed Notes Issue To Be Guaranteed by the Company”
99.2	Press release dated January 13, 2011 entitled “Proposed Notes Issue To Be Guaranteed by the Company (1) Clarification Announcement (2) Suspension of Trading”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the Company making the offer and its management and financial statements.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

PROPOSED NOTES ISSUE
TO BE GUARANTEED BY THE COMPANY

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

CNOOC Finance (2011), a wholly-owned subsidiary of the Company, proposes to conduct an international offering of Notes to institutional investors. The Notes are expected to be issued by CNOOC Finance (2011) and guaranteed by the Company. In connection with the Proposed Notes Issue, the Company will provide certain institutional investors with recent corporate and financial information regarding the Group, which information may not previously have been made public. An extract of such information is attached to this announcement, and a copy of this announcement will be available on the Company’s website at www.cnoocltd.com. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest. Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs and J.P. Morgan, as the joint lead managers and bookrunners, are managing the Proposed Notes Issue.

If the Notes are issued, CNOOC Finance (2011) intends to advance the net proceeds from the Notes to the Company. The Company intends to use the net proceeds received for general corporate purposes.

CNOOC Finance (2011) intends to seek a listing of the Notes on the Hong Kong Stock Exchange. Admission to the official list of the Hong Kong Stock Exchange and quotation of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Company, CNOOC Finance (2011) or the Notes.

As no binding agreement in relation to the Proposed Notes Issue has been entered into as at the date of this announcement, the Proposed Notes Issue may or may not materialise. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

Further announcements in respect of the Proposed Notes Issue will be made by the Company should the purchase agreement in respect of the Proposed Notes Issue be signed.

THE PROPOSED NOTES ISSUE

Introduction

CNOOC Finance (2011), a wholly-owned subsidiary of the Company, proposes to conduct an international offering of Notes to institutional investors. The Notes are expected to be issued by CNOOC Finance (2011) and guaranteed by the Company. In connection with the Proposed Notes Issue, the Company will provide certain institutional investors with recent corporate and financial information regarding the Group, which information may not previously have been made public. An extract of such information is attached to this announcement and a copy of this announcement will be available on the Company’s website at www.cnoocltd.com. The completion of the Proposed Notes Issue is subject to market conditions and investor interest. Barclays Capital, BOC International, BofA Merrill Lynch, Citi, Goldman Sachs and J.P. Morgan, as the joint lead managers and bookrunners, are managing the Proposed Notes Issue.

The Notes and the related guarantee by the Company have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the Notes are being offered or sold in the United States only to Qualified Institutional Buyers, as defined in, and in reliance on, Rule 144A under the U.S. Securities Act or outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act.

Reason for the Proposed Notes Issue

The Group is an upstream company specialized in the exploration, development and production of oil and natural gas. The Group is a dominant oil and gas producer in offshore China and also one of the largest independent oil and natural gas exploration and production companies in the world in terms of reserves and production.

If the Notes are issued, CNOOC Finance (2011) intends to advance the net proceeds from the Notes to the Company. The Company intends to use the net proceeds received for general corporate purpose.

Listing

CNOOC Finance (2011) intends to seek a listing of the Notes on the Hong Kong Stock Exchange. Admission to the official list of the Hong Kong Stock Exchange and quotation of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Company, CNOOC Finance (2011) or the Notes.

GENERAL

As no binding agreement in relation to the Proposed Notes Issue has been entered into as at the date of this announcement, the Proposed Notes Issue may or may not materialise. The completion of the Proposed Notes Issue is subject to market conditions and investors’ interest. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

Further announcements in respect of the Proposed Notes Issue will be made by the Company should the purchase agreement in respect of the Proposed Notes Issue be signed.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“Barclays Capital”	Barclays Bank PLC, one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

“Board”	the board of Directors

“BOC International”	BOCI Asia Limited, one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

“BofA Merrill Lynch”	Merrill Lynch International, one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

“Citi”	Citigroup Global Markets Inc., one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

“CNOOC Finance (2011)”	CNOOC Finance (2011) Limited, a company incorporated with limited liability in the British Virgin Islands under the BVI Business Companies Act 2004, and a wholly-owned subsidiary of the Company

“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the the Hong Kong Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange

“connected person”	has the meaning ascribed to it under the Listing Rules

“Directors”	the directors, including the non-executive directors, of the Company

“Goldman Sachs”	Goldman Sachs (Asia) L.L.C., one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“J.P. Morgan”	J.P. Morgan Securities Ltd., one of the joint lead managers and bookrunners in respect of the offer and sale of the Notes

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Notes”	the 10-year and 30-year notes expected to be issued by CNOOC Finance (2011)

“PRC”	the People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan area

“Proposed Notes Issue”	the proposed issue of Notes

“U.S.” or “United States”	the United States of America, its territories and possessions and all areas subject to its jurisdiction

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

By Order of the Board
CNOOC Limited
Jiang Yongzhi
Joint Company Secretary

Hong Kong, 13 January 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yang Hua (Vice Chairman)	Edgar W. K. Cheng
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Wu Zhenfang

APPENDIX
CERTAIN DEFINITIONS AND CONVENTIONS USED IN THIS APPENDIX

As used in this appendix to this announcement, references to “we”, “us”, “our” and the “Company” are to CNOOC Limited, a company incorporated with limited liability in the Hong Kong Special Administrative Region (“Hong Kong”) in August 1999, and its subsidiaries, including the Issuer, unless the context otherwise requires. All references to “CNOOC” are to China National Offshore Oil Corporation, our indirect controlling shareholder, and all of its subsidiaries (other than CNOOC Limited and its subsidiaries) unless the context otherwise requires. All references to “Parent Group” are to CNOOC, CNOOC Limited and our subsidiaries.

As used in this appendix to this announcement, references to:

●
“China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this appendix to this announcement, Hong Kong, Macau and Taiwan, and references to the “central government” or the “PRC Government” mean the central government of the PRC;

●	“Guarantor” are to CNOOC Limited;

●	“Issuer” are to CNOOC Finance (2011) Limited;

●
“Hong Kong Stock Exchange”, “SEHK” or “HKSE” mean The Stock Exchange of Hong Kong Limited, “Listing Rules” mean the Hong Kong Stock Exchange Listing Rules and references to “NYSE” or “New York Stock Exchange” mean The New York Stock Exchange, Inc; and

●
“Renminbi” or “RMB” or “Rmb” are to the currency of the PRC, references to “U.S. dollars” or “US$” are to the currency of the United States of America, and references to “HK dollars” or “HK$” are to the currency of the Hong Kong.

We record and publish our financial statements in Renminbi. Unless otherwise stated in this appendix to this announcement, all translations from Renminbi amounts to U.S. dollars were made at the rate of Rmb6.7815 to US$1.00, the exchange rate as set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on June 30, 2010. All such translations in this appendix to this announcement are provided solely for your convenience and no representation is made that the amounts referred to herein have been, could have been or could be converted into U.S. dollars at any particular rate or at all. For further information relating to exchange rates, see “Exchange Rate Information”.

Market data and certain industry forecasts and statistics in this appendix to this announcement have been obtained from both public and private sources, including market research, publicly available information and industry publications. Although we believe this information to be reliable, it has not been independently verified by us or the Initial Purchasers or our or their respective directors and advisors, and neither we, the Initial Purchasers nor our or their respective directors and advisors make any representation as to the accuracy or completeness of that information. Such information may not be consistent with other information compiled within or outside the PRC. In addition, third party information providers may have obtained information from market participants and such information may not have been independently verified. This appendix to this announcement summarizes certain documents and other information, and investors should refer to them for a more complete understanding of what is discussed in those documents. In making an investment decision, each investor must rely on its own examination of us, including the merits and risks involved.

CAPITALIZATION

The following table sets forth our consolidated capitalization under IFRS as at September 30, 2010:

●	on an actual basis; and

●
on an as adjusted basis to give effect to the issuance of the Notes and the net proceeds of US$  billion from such issuance after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only. You should read this table together with our unaudited consolidated financial statements as of and for the nine months ended September 30, 2010 included in the section headed “Recent Developments” of this appendix to this announcement.

	As of September 30, 2010 (In Millions) (Unaudited)
	Actual		As Adjusted(1)
	Rmb	US$(2)	Rmb	US$(2)

Cash and Cash Equivalents	37,119.3	5,548.0
Time deposits with maturity over three months	8,200.0	1,225.6	8,200.0	1,225.6
Short-term Borrowings:
Short-term Loans and Borrowings	8,309.8	1,242.0	8,309.8	1,242.0
Current Portion of Long-term Bank Loans	5,443.0	813.5	5,443.0	813.5
Current Portion of Notes	167.5	25.1	167.5	25.1
Total Short-term Borrowings	13,920.3	2,080.6	13,920.3	2,080.6
Long-term Borrowings:
Notes Offered Hereby	—	—
US$500 Million in 6.375% Long-term Guaranteed Notes due 2012	3,342.2	499.5	3,342.2	499.5
US$200 Million in 4.125% Long-term Guaranteed Notes due 2013	1,333.8	199.4	1,333.8	199.4
US$300 Million in 5.500% Long-term Guaranteed Notes due 2033	1,959.5	292.9	1,959.5	292.9
Other Long-term borrowings (net of current portion)	5,656.6	845.4	5,656.6	845.4
Total Long-term Borrowings (net of current portion)	12,292.1	1,837.2
Shareholders’ Equity
Ordinary Shares, par value HK$0.02 per Ordinary Share; Paid-in Capital Issued and Outstanding	949.3	141.9	949.3	141.9
Reserves	194,671.5	29,096.7	194,671.5	29,096.7
Total Shareholders’ Equity	195,620.8	29,238.6	195,620.8	29,238.6
Total Capitalization(3)	221,833.2	33,156.4

(1)	The “as adjusted” columns reflect estimated net proceeds received from the issuance of the Notes.
(2)
Renminbi amounts are translated into US dollars using Rmb6.6905 to US$1.00, the exchange rate set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on September 30, 2010.

(3)	Total capitalization equals the sum of interest-bearing debts plus total shareholders’ equity.

Except as disclosed or contemplated in this appendix to this announcement, there has been no material adverse change in our consolidated capitalization since September 30, 2010.

SELECTED CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

Selected Historical Consolidated Financial Data

	Year ended December 31,			Six Months ended June 30,
	2007	2008	2009	2009	2010	2010
	(Rmb in millions, except ratios)			(Rmb in millions, except ratios)		(US$ in millions except ratios)
				(unaudited)	(unaudited)	(unaudited)
Other Financial Data:
Capital expenditures paid(1)	26,942	36,410	42,610	17,534	12,610	1,859
Cash provided by
(used for):
Operating activities	41,301	55,738	52,858	17,021	37,933	5,594
Investing activities	(21,374)	(48,984)	(40,541)	10,257	(29,282)	(4,318)
Financing activities	(10,799)	(10,129)	(9,403)	(4,983)	353	52
Ratio of total debt to total
capitalization	7.9%	8.0%	9.7%	8.9%	12.9%	12.9%
EBITDA(2)	49,135	63,923	56,268	23,006	46,515	6,859
EBITDA margin(3)	54.2%	50.7%	53.5%	56.6%	55.9%	55.9%

(1)	Capital expenditures paid excludes acquisition capital expenditures.
(2)
EBITDA is calculated as total operating revenue minus total expenses, plus depreciation, depletion and amortization. EBITDA should not be viewed as an alternative measure of operating results or cash flows from operating activities as determined in accordance with IFRS or U.S. GAAP. EBITDA has been included because it is widely used as a financial measure of the potential capacity of a company to incur and service debt. EBITDA is not a standard measure under the IFRS or U. S. GAAP. We have included EBITDA because we believe it is a financial measure commonly used in the oil and gas industry. Since the industry is capital intensive, capital expenditures for development and exploration and levels of debt and interest expenses may have a significant impact on companies with similar operating results. EBITDA enables us to measure operating performance and provide a general indicator of our ability to service and incur debt as well as to internally fund exploration and development activities. However, EBITDA should not be considered in isolation or construed as an alternative to operating income, operating cash flows or any other measure of performance or as an indicator of operating performance, liquidity, profitability or cash flows generated by operating, investing and financing activities. EBITDA fails to account for taxes, interest expense and other non-operating cash expenses. EBITDA does not consider any functional or legal requirements of the business that may require us to conserve and allocate funds for purposes other than debt service or funding of exploration and development activities. EBITDA measures presented in this appendix to this announcement may not be comparable to other similarly titled measures of other companies.

(3)	EDITDA margin is calculated as EBITDA divided by total operating revenues.

Selected Operating Data

The following table sets forth our operating data for the periods indicated.

	Year ended December 31,			Six Months ended June 30,
	2007	2008	2009	2009	2010
Net Production:
Oil (daily average bbls/day)	371,827	422,068	509,696	482,168	664,534
Gas (daily average mmcf/day)	559.6	621.1	653.5	587	921
Oil equivalent (BOE/day)	469,407	530,728	623,896	584,767	822,964
Average net realized prices:
Oil (per bbl)(1)	US$66.26	US$89.39	US$60.61	US$49.35	US$76.59
Gas (per mcf)(1)	US$3.30	US$3.83	US$4.01	US$3.90	US$4.16
Offshore China lifting costs (per BOE)(1)(2)	US$5.29	US$6.55	US$7.24	US$6.52	US$6.05
Overseas lifting costs (per BOE)(1)(2)	US$14.35	US$14.70	US$11.85	US$10.83	US$10.29
Average lifting cost (per BOE)(1)(2)	US$6.48	US$7.53	US$8.03	US$7.13	US$6.80

(1)
Renminbi amounts were translated into US dollars using the respective exchange rate set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States at the end of each period.

(2)	Includes operating expenses only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, selected consolidated financial data, our interim condensed consolidated financial statements and operating and reserves data, in each case together with their accompanying notes included elsewhere in this appendix to this announcement on our previously disclosed information.

This section includes forward-looking statements that involve risks and uncertainties. Other than statement of historical facts, all statements included in this section that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. These statements are based on assumptions and analyses we made in light of experience, together with our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.

Unless the context otherwise requires, references to “2007”, “2008” and “2009” in this appendix to this announcement are to our financial years ended December 31, 2007, 2008 and 2009, respectively.

OVERVIEW

We are an upstream company specialized in the exploration, development and production of oil and natural gas. We are a major oil and natural gas producer in offshore China and also one of the largest independent oil and natural gas exploration and development companies in the world in terms of reserves and production. In addition, we are one of the largest offshore crude oil producers in Indonesia. We have four major production areas in offshore China, which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. We also have upstream assets in Nigeria, Australia, Argentina, Indonesia and some other countries and we continue to seek to expand our global footprint as part of our regular business strategies as demonstrated by the transactions we completed or announced in 2010. For further information regarding some of these recent projects or acquisitions, please see “Recent Developments–Recent Acquisitions.”

In the first half of 2010, the Company had an average daily production of approximately 664,534 barrels of crude oil and approximately 921 mmcf of natural gas, representing a total net oil and gas production of 822,964 BOE per day.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

There are many factors that affect our results of operations and financial condition, including mainly the following:

Oil and Gas Prices

Substantially all of our revenues are from the sales of oil and natural gas. Therefore, one of the primary factors affecting our revenues is the prices for crude oil and natural gas. Crude oil prices are subject to fluctuations due to market uncertainty and various other factors that are beyond our control, including, but not limited to overall economic conditions, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions.

In addition, our typical contracts with natural gas buyers include provisions for periodic resets and adjustment formulas which may result in selling price fluctuations.

In addition to directly affecting our revenues and earnings, declines in crude oil and/or natural gas prices may also result in the write-off of higher cost reserves and other assets. Furthermore, lower crude oil and natural gas prices may reduce the amount of crude oil and natural gas we can produce economically and render existing contracts that we have entered into uneconomical.

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,			Six Months ended June 30,
	2007	2008	2009	2009	2010

Average net realized prices:
Crude oil (US$ per bbl)	66.26	89.39	60.61	49.35	76.59
Natural Gas (US$ per mcf)	3.30	3.83	4.01	3.90	4.16

Production and Sales Volumes

Our revenues are also greatly affected by our production and sales volume as well as our product mix. Our crude oil and natural gas production volumes depend primarily on our ability to keep a high reserve replacement ratio and to develop currently undeveloped reserves in a timely and cost-effective manner.

We produce and sell different mixes of crude oil and natural gas, each having different market prices. In addition, we continue to expand our natural gas business as part of our business strategy and to meet increasing market demand in China. Therefore, in any given period, our product mix is subject to change, which will also affect our results of operations.

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated:

	Year ended December 31,			Six Months ended June 30,
	2007	2008	2009	2009	2010

Net production of crude oil (bbl/day)	371,827	422,068	509,696	482,168	664,534
Net production of natural gas (mmcf/day)	559.6	621.1	653.5	587.0	921.0

Capital Expenditure Plans

Our ability to maintain and increase our revenues, profits and cash flows depends upon continuing capital spending, which is subject to a number of contingencies, some of which are beyond our control. These variables include: the amount of cash flows from operations, the availability and terms of external financing, our ability to execute our project plans and commence production on time, approvals required from foreign governments for certain capital expenditures and investments outside the PRC, and economic, political and other conditions in the PRC and overseas where we have operations. The timing and amount of our capital spending will also affect our results of operations and financial condition in a given period.

Production Cost Control

In recent years, upstream development and production costs have generally been increasing, and as a result, E&P companies may be subject to higher cost pressures. Our costs that are subject to cost pressures include raw material prices and service fees. Our profitability is affected by our ability to control operating costs under such trends.

Changes in Laws and Regulations

We currently have operations and assets mainly in the PRC and also in various foreign countries and regions, including Indonesia, Australia, Nigeria, Argentina and certain other countries. We may expand our operations into additional countries to further enhance our reserve base and diversify our geographic risk profile. Our non-PRC interests could be affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, foreign exchange rate fluctuations and currency controls.

Our operations are subject to laws and regulations in countries where we operate. Changes in such laws and regulations could change environmental protection requirements and the amounts of taxes, royalties and other amounts payable to governments or governmental agencies. Such changes could also affect our net income and result of operations.

Movements in Exchange Rates

We currently have operations and assets mainly in the PRC and also in various foreign countries and regions. We do not hedge exchange rate fluctuations between the Renminbi and any foreign currencies and currently have no plans to do so. Fluctuations in exchange rates will affect the value of our net assets, earnings and any declared dividends, and result in exchange gains or losses.

CRITICAL ACCOUNTING POLICES

We prepare our consolidated financial statements in accordance with IFRS issued by the IASB, HKFRS issued by the HKICPA, accounting principles generally accepted in Hong Kong, and the Hong Kong Companies Ordinance. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities as of the date of our financial statements, if any, and the reported amounts of our revenues and expenses during the periods reported. Management makes these estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following significant accounting policies may involve a higher degree of judgment in the preparation of our consolidated financial statements. For additional discussion of our significant accounting policies, see note 3 to our consolidated financial statements for the three years ended December 31, 2009 and note 2 to our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2010 included elsewhere in this appendix to this announcement.

Oil and Gas Properties

For oil and gas exploration, we have adopted the successful efforts method of accounting. As a result, we capitalize initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgment which includes, but is not limited to, that any dry hole has been drilled on the property; that any drilling activity has commenced on the property or on other properties nearby and is still under way or has been firmly planned or determined; that the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and that the period during which we have the right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed. Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development expenditure on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs.

The costs incurred in installing enhanced recovery facilities are capitalized together with the development costs of the relevant oil and gas properties. We treat the costs of unsuccessful exploratory wells and all other related exploration costs as expenses when incurred. Productive oil and gas properties and other tangible and intangible costs of producing properties are amortized using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortization. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortized based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Generally, common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation. We amortize capitalized acquisition costs of proved properties by the unit-of-production method on a property-by-property basis based on the total estimated units of proved reserves.

We recognize the amount of the estimated cost of dismantlement and discounted the amount to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. We included the unwinding of the discount on the dismantlement provision as a finance cost.

Reserves Estimation

Pursuant to the amendments to the oil and gas reserve estimation requirements under the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009, we use the average, first-day-of-the-month oil prices during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate our proved oil and gas reserves. Year-end prices were used for the estimation in the past accounting periods. However, it is neither practical nor cost-effective for our management to estimate the effect of such change in accounting precisely.

Impairment of Assets

We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. In any event, we would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use or its net selling price. We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. We charge an impairment loss to the consolidated statement of comprehensive income in the period in which it arises. A reversal of an impairment loss is credited to the consolidated statement of comprehensive income in the period in which it arises.

Provisions

We recognize a provision when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated statement of comprehensive income.

We make provisions for dismantlement based on the present value of our future costs expected to be incurred, on a property-by-property basis, in respect of our expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit or loss nor taxable profit or loss; and

●
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in a joint venture, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

A typical example of transactions that are not business combinations and, at the time of the transaction, affect neither accounting profit or loss nor taxable profit or loss is the acquisition of an asset, such as an exploration license or concession, where no previous activity has taken place, whereby the consideration paid is higher than its tax base. The facts and circumstances of each transaction need to be considered in order to determine whether the definition of “business” under the relevant accounting standard has been met.

Recognition of Revenue from Oil and Gas Sales and Marketing

We recognize revenue when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably. For oil and gas sales, our revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and any government share oil that is lifted and sold on behalf of the government. We have adopted a net basis of reporting for royalties and government share oil when we have no legal rights to the underlying reserves. As such, we act as an agent for the relevant governments or royalty holders when we sell the portion of oil and gas on their behalves. Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers. Oil and gas lifted and sold by us above or below our participating interests in any PSC result in overlifts and underlifts. We record these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalized or in cash when production ceases. We enter into gas sales contracts with customers which often contain take-or-pay clauses. Under these contracts, we make a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective provisions, such as force majeure provision, and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognized when the take-or-pay penalty is triggered.

Our marketing revenues principally represent sales of oil purchased from the foreign partners under our PSCs and revenues from the trading of oil through our subsidiaries. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, are transferred to us from the foreign partners and other unrelated oil and gas companies before we sell such oil to our customers. The cost of the oil sold is included in crude oil and product purchases.

RESULTS OF OPERATIONS

Overview

The following table summarizes the components of our revenues and their respective percentages of our total revenues for the periods indicated:

	Year ended December 31,						Six Months ended June 30,
	2007		2008		2009		2009		2010		2010
				(Rmb in millions, except percentages)							(US$ in millions)
							(unaudited)		(unaudited)		(unaudited)
Revenues:
Oil and gas sales:
Crude oil	68,039	75.0%	94,779	75.2%	77,383	73.6%	29,692	73.0%	62,909	75.6%	9,277
Natural gas	4,998	5.5%	6,052	4.8%	6,531	6.2%	2,831	7.0%	4,730	5.7%	697
Total oil and gas sales	73,037	80.5%	100,831	80.0%	83,914	79.8%	32,523	80.0%	67,639	81.3%	9,974

Marketing revenues	17,397	19.2%	22,967	18.2%	20,752	19.7%	7,787	19.2%	14,941	18.0%	2,203
Other income	290	0.3%	2,179	1.7%	529	0.5%	338	0.8%	575	0.7%	85

Total revenues	90,724	100.0%	125,977	100.0%	105,195	100.0%	40,648	100.0%	83,155	100.0%	12,262

The following table summarizes the components of our net production as a percentage of our total net production for the periods indicated:

	Year ended December 31,						Six Months ended June 30,
	2007		2008		2009		2009		2010

Net production (million BOE):
Crude oil	135.7	79.2%	154.4	79.5%	186.0	81.7%	87.3	82.5%	120.3	80.7%
Natural gas	35.6	20.8%	39.8	20.5%	41.7	18.3%	18.5	17.5%	28.7	19.3%
Total net production	171.3	100.0%	194.2	100.0%	227.7	100.0%	105.8	100.0%	149.0	100.0%

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated comprehensive income statements as a percentage of total revenues:

	Year ended December 31,			Six Months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Operating Revenues:
Oil and gas sales	80.5%	80.0%	79.8%	80.0%	81.3%
Marketing revenues	19.2%	18.2%	19.7%	19.2%	18.0%
Other income	0.3%	1.7%	0.5%	0.8%	0.7%
Total operating revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(8.9)%	(7.9)%	(11.9)%	(12.7)%	(8.3)%
Production taxes	(3.9)%	(3.9)%	(3.5)%	(3.8)%	(4.1)%
Exploration costs	(3.8)%	(2.7)%	(3.1)%	(2.4)%	(2.3)%
Depreciation, depletion and amortization	(8.7)%	(7.9)%	(15.2)%	(16.1)%	(15.2)%
Special oil gain levy	(7.5)%	(12.9)%	(6.0)%	(3.2)%	(9.6)%
Impairment losses related to property, plant and equipment	(0.7)%	(1.2)%	(0.0)%	—	—
Crude oil and product purchases	(18.8)%	(18.0)%	(19.4)%	(18.7)%	(17.8)%
Selling and administrative expenses	(1.9)%	(1.4)%	(2.2)%	(2.3)%	(1.6)%
Other	(0.4)%	(1.2)%	(0.4)%	(0.3)%	(0.4)%
Total Expenses	(54.6)%	(57.2)%	(61.7)%	(59.5)%	(59.3)%
Interest income	0.7%	0.9%	0.6%	0.8%	0.5%
Finance costs	(2.2)%	(0.3)%	(0.5)%	(0.6)%	(0.5)%
Exchange gains/(losses), net	2.0%	2.0%	0.1%	0.0%	0.6%
Investment income	1.0%	0.4%	0.2%	0.2%	0.1%
Share of profits of associates	0.8%	0.3%	0.2%	0.2%	0.1%
Non-operating income (expenses), net	0.0%	0.0%	0.0%	0.0%	0.0%
Profit before tax	47.7%	45.9%	38.8%	41.1%	41.5%
Income tax expense	(13.3)%	(10.7)%	(10.8)%	(10.6)%	(10.2)%
Profit for the year/period	34.4%	35.2%	28.0%	30.5%	31.3%

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,						Six Months ended June 30,
	2007		2008		2009		2009		2010		2010
	Rmb in		Rmb in		Rmb in		Rmb in		Rmb in		US$ in
	millions	%	millions	%	millions	%	millions	%	millions	%	millions	%
							(unaudited)		(unaudited)		(unaudited)
Independent operations	34,586	38.1	54,682	43.4	44,657	42.5	17,837	43.9	39,480	47.5	5,822	47.5
PSCs	45,816	50.5	56,020	44.5	48,598	46.2	17,160	42.2	36,899	44.4	5,441	44.4
Trading businesses	17,397	19.2	22,967	18.2	20,752	19.7	7,787	19.2	14,941	18.0	2,203	18.0
Unallocated and elimination	(7,075)	(7.8)	(7,692)	(6.1)	(8,812)	(8.4)	(2,136)	(5.3)	(8,165)	(9.9)	(1,204)	(9.9)
Total operating revenues	90,724	100.0	125,977	100.0	105,195	100.0	40,648	100.0	83,155	100.0	12,262	100.0

We are mainly engaged in the exploration, development and production of crude oil and natural gas primarily offshore China. For the year ended December 31, 2009, approximately 76.2% of our total revenue was sourced in the PRC, and our overseas activities were mainly conducted in Indonesia, Australia and Nigeria.

Calculation of Revenues

China

We report total revenues, which consist of oil and gas sales, marketing revenues and other income, in our consolidated financial statements included elsewhere in this appendix to this announcement or our previously disclosed information. With respect to revenues derived from our offshore China operations, oil and gas sales represent gross oil and gas sales less royalties and share oil payable to the PRC government.

The gross oil and gas sales consist of our percentage interest in total oil and gas sales, comprised of (i) a 100% interest in our independent oil and gas properties and (ii) our participating interest in the properties covered under our PSCs, less an adjustment for production allocable to foreign partners under our PSCs as reimbursement for exploration costs attributable to our participating interest.

Marketing revenues represent our sales of our foreign partners’ oil and gas produced under our PSCs and purchased by us from our foreign partners under such contracts as well as from international oil and gas companies through our wholly-owned subsidiary in Singapore. Net marketing revenues represent the marketing revenues net of the cost of purchasing oil and gas from foreign partners and from international oil and gas companies. Our foreign partners have the right to either take possession of their oil and gas for sale in the international market or to sell their oil and gas to us for resale in the PRC market.

Other income mainly represents project management fees charged to our foreign partners and handling fees charged to end customers — both fees are recognized when the services are rendered. Reimbursement of insurance claims is recognized when the compensation becomes receivable.

Our share of the oil and gas sales of an unconsolidated investee is not included in our revenues, but our share of the profit or loss of this investee is included as part of our share of profits of associates as shown in our consolidated statements of comprehensive income.

Indonesia

The oil and gas sales from our subsidiaries in Indonesia consist of our participating interest in the properties covered under the relevant PSCs, less adjustments for oil and gas distributable to the Indonesian government under our Indonesian PSCs and for a domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local Indonesian market at a reduced price.

Australia

The oil and gas sales from our subsidiaries in Australia consist of our participating interest in the properties of the North West Shelf project.

Africa

The oil and gas sales from our subsidiaries in Africa consist of our participating interest in the properties covered under the relevant PSCs. We record revenue from oil sales in accordance with the entitlement method. The revenue is calculated based on our participating interest less the rental concession, royalty, and oil and gas distributable to the host country. The royalty rates applicable to deepwater properties are zero.

North America

The oil and gas sales from our subsidiaries in North America consist of our participating interest in the properties covered under the relevant PSCs.

South America

Our oil and gas sales from South America are derived from Bridas Corporation, a 50%/50% joint venture we formed with Bridas Energy Holdings Ltd. (“BEH”) in May 2010. Bridas Corporation formerly was a wholly-owned subsidiary of BEH and owns a 40% equity interest in Pan American Energy LLC (“PAE”). The joint venture will acquire the remaining 60% equity interest in PAE from BP and the acquisition is expected to complete in the first half of 2011.

Six Months ended June 30, 2010 compared to the corresponding period of 2009

Revenue

Our oil and gas sales increased 108.0% to Rmb67,638.9 million in the six months ended June 30, 2010 from Rmb32,523.3 million for the corresponding period of 2009, resulted from substantial increase of both the average realized oil prices and sales volume in the first half of 2010. The average realized oil price was US$76.59 per barrel, a significant increase of 55.2% from US$49.35 for the corresponding period of 2009. We sold 120.4 million barrels of crude oil in the six months ended June 30, 2010, representing a 36.8% increase from 88.0 million barrels for the corresponding period of 2009. The average realized price for our natural gas increased US$0.26 per thousand cubic feet, or 6.7%, to US$4.16 per thousand cubic feet in the six months ended June 30, 2010 from US$3.90 per thousand cubic feet for the corresponding period of 2009. Sales volume of our natural gas increased 54.3% to 28.7 million BOE in the six months ended June 30, 2010 from 18.6 million BOE for the corresponding period of 2009.

Our net marketing profit, which is marketing revenue less purchase costs, decreased 42.9% to Rmb111.2 million in the six months ended June 30, 2010 from Rmb194.7 million for the corresponding period of 2009. Our realized marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, decreased from 2.5% in the six months 2009 to 0.7% for the corresponding period of 2010. The decrease of the gross profit margin is in line with the decrease of major customers’ purchase intention, primarily as a result of higher oil price comparing to that of the corresponding period of last year.

Operating expenses

Our operating expenses increased 34.1% to Rmb6,910.9 million in the six months ended June 30, 2010 from Rmb5,154.0 million for the corresponding period of 2009. Apart from the commencement of production of new oil and gas fields, the increase of operating expenses is also mainly attributable to the heavier operation workload. Operating expenses per BOE decreased 4.7% to Rmb46.4 (US$6.8) per BOE in the six months ended June 30, 2010 from Rmb48.7 (US$7.1) per BOE for the corresponding period of 2009.

Operating expenses per BOE offshore China decreased 7.9% to Rmb41.0 (US$6.0) per BOE in the six months ended June 30, 2010 from Rmb44.5 (US$6.5) per BOE for the corresponding period of 2009. The decrease is attributable to the increase of production of oil and gas fields and its resulting scale effect. Operating expenses per BOE overseas decreased 5.7% to Rmb69.8 (US$10.3) per BOE in the six months ended June 30, 2010 from Rmb74.0 (US$10.8) per BOE for the corresponding period of 2009, primarily as a result of increased production percentage of overseas low-cost oil and gas fields and lower operating costs of newly-acquired oil and gas fields.

Taxes other than income tax

Our taxes other than income tax, formerly known as production taxes, increased 117.6% to Rmb3,369.7 million in the six months ended June 30, 2010 from Rmb1,548.3 million for the corresponding period of 2009, primarily as a result of increased taxes due to the increase of average realized oil prices and sales, as well as additional local taxes imposed on our recently acquired overseas projects, such as our interest in the joint venture with Bridas Energy Holdings Ltd.

Exploration expenses

Our exploration expenses increased 94.9% to Rmb1,903.4 million in the six months ended June 30, 2010 from Rmb976.8 million for the corresponding period of 2009, primarily as a result of our continued efforts to enhance exploration activities. The efforts include more wells drilled, higher levels of geological and geophysical workloads and enhanced exploratory research.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization other than dismantlement expenditures increased 96.4% to Rmb11,940.9 million in the six months ended June 30, 2010 from Rmb6,080.7 million for the corresponding period of 2009. Our average depreciation, depletion and amortization per BOE increased 40.8% to Rmb80.2 (US$11.75) per BOE in the six months ended June 30, 2010 from Rmb56.93

(US$8.41) per BOE for the corresponding period of 2009, primarily as a result of the commencement of production of new oil and gas fields in 2009 and 2010, which were gradually developed under the pressure of increased prices of raw materials and services over the past few years.

The depreciation, depletion and amortization related to our dismantlement expenditures increased 52.9% to Rmb700.8 million in the six months ended June 30, 2010 from Rmb458.2 million for the corresponding period of 2009. Our average dismantling costs increased 8.5% to Rmb4.70 (US$0.69) per BOE in the six months ended June 30, 2010 from Rmb4.33 (US$0.63) per BOE for the corresponding period of 2009, mainly due to the commencement of production of oil and gas fields.

Special oil gain levy

Our special oil gain levy increased 515.3% to Rmb7,984.4 million in the six months ended June 30, 2010 from Rmb1,297.6 million for the corresponding period of 2009, primarily as a result of the increase of average realized crude oil prices, the progressive rates impossed by the levy and the increase in crude oil volume sold.

Selling and administrative expenses

Our selling and administrative expenses increased 39.3% to Rmb1,318.3 million in the six months ended June 30, 2010 from Rmb946.5 million for the corresponding period of 2009, primarily as a result of increased selling expenses resulting from the increase of sales, and the expenses realized within current financial period in accordance with the change of commission recognition rules regarding mergers and acquisitions projects under the International Accounting Standard. Our selling and administrative expenses decreased 1.0% to Rmb8.85 (US$1.30) per BOE in the six months ended June 30, 2010 from Rmb8.94 (US$1.31) per BOE for the corresponding period of 2009 due to an increase in sales volume.

Finance costs/interest income

Our finance costs increased 74.2% to Rmb439.6 million in the six months ended June 30, 2010 from Rmb252.4 million for the corresponding period of 2009, primarily as a result of the increase in unwinding the discount on the provisions for dismantlement. Our interest income increased 7.2% to Rmb382.8 million in the six months ended June 30, 2010 from Rmb357.1 million for the corresponding period of 2009, primarily as a result of the enlarged scale of held-to-maturity investments.

Exchange gains, net

Our net exchange gains significantly increased 5,182.4% to Rmb480.7 million in the six months ended June 30, 2010 from Rmb9.1 million for the corresponding period of 2009 primarily as a result of significant fluctuation of Rmb exchange rate in the first half of this year, comparing to that of corresponding period of last year.

Investment income

Our investment income decreased 23.4% to Rmb55.5 million in the six months ended June 30, 2010 from Rmb72.5 million for the corresponding period of 2009, primarily as a result of our decreased investment scale as part of our strategy to avoid potential loss in light of the unstable financial market, as well as the decreased profitability resulting from the increased liquidity in the financial market.

Share of profits of associates

Our share of profits of associates increased 18.9% to Rmb109.7 million in the six months ended June 30, 2010 from Rmb92.3 million for the corresponding period of 2009, primarily as a result of preferential tax rate enjoyed since 2010 by an associate.

Income tax expense

Our income tax expense increased 96.3% to Rmb8,488.1 million in the six months ended June 30, 2010 from Rmb4,325.0 million for the corresponding period of 2009, primarily as a result of the increase in revenue and profit due to the increase of average realized crude oil and natural gas price and sale volume. Our effective tax rate decreased to 24.6% in the six months ended June 30, 2010 from 25.9% for the corresponding period of 2009, primarily due to the commencement of tax preference in connection with our OML 130 project in Nigeria.

Consolidated net profit

Our consolidated net profit increased 109.6% to Rmb25,987.7 million in the six months ended June 30, 2010 from Rmb12,401.6 million for the corresponding period of 2009.

2009 compared to 2008

Revenue

Our oil and gas sales decreased 16.8% to Rmb83,914.4 million in 2009 from Rmb100,831.3 million in 2008, primarily as a result of significantly lower average realized oil prices in 2009. The average realized price for our crude oil decreased by US$28.78 per barrel, or 32.2%, to US$60.61 per barrel in 2009 from US$89.39 per barrel in 2008. We sold 186.9 million barrels of crude oil in 2009, representing a 22.4% increase from 152.7 million barrels in 2008. The average realized price for our natural gas increased US$0.18 per thousand cubic feet, or 4.7%, to US$4.01 per thousand cubic feet in 2009 from US$3.83 per thousand cubic feet in 2008. Sales volume of our natural gas increased 4.8% to 41.7 million BOE in 2009 from 39.8 million BOE in 2008.

Our net marketing profit, increased 1.7% to Rmb296.7 million in 2009 from Rmb291.7 million in 2008. Our realized marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, was 1.4% in 2009, generally the same as that of 1.3% in 2008.

Operating expenses

Our operating expenses increased 25.0% to Rmb12,490.4 million in 2009 from Rmb9,990.4 million in 2008. Operating expenses per BOE increased 6.6% to Rmb54.8 per BOE in 2009 from Rmb51.4 per BOE in 2008. Such increase is attributable to the commencement of production of oil and gas fields in 2009, the upgrade of operational equipment to improve the safety and reliability of production facilities, and the heavier operation workload at producing oil and gas fields.

Operating expenses per BOE in offshore China increased 10.5% to Rmb49.4 per BOE in 2009 from Rmb44.7 per BOE in 2008. The increase was attributable to the upgrade of operational equipment to improve the safety and reliability of production facilities and the heavier operation workload. Operating expenses per BOE overseas decreased 19.4% to Rmb80.9 per BOE in 2009 from Rmb100.3 per BOE in 2008, primarily as a result of the lower average operating costs of overseas oil and gas fields commencing production in 2009.

Production taxes

Our production taxes decreased 25.4% to Rmb3,647.2 million in 2009 from Rmb4,889.3 million in 2008, primarily as a result of lower crude oil sales due to significantly lower average realized oil prices in 2009.

Exploration expenses

Our exploration expenses decreased 5.2% to Rmb3,233.7 million in 2009 from Rmb3,409.5 million in 2008. In 2009, we continued to enhance our exploration activities and due to higher drilling success rate, our exploration expenses in 2009 decreased slightly from that in 2008.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization other than dismantlement expenditures increased 60.1% to Rmb15,013.8 million in 2009 from Rmb9,380.5 million in 2008. Our average depreciation, depletion and amortization per barrel increased 36.5% to Rmb65.9 per BOE in 2009 from Rmb48.3 per BOE in 2008, primarily as a result of the commencement of production in 2008 and 2009 of such oil and gas fields which were successively developed in recent years under an environment of the rising costs in both service fees and raw materials.

The depreciation, depletion and amortization related to our dismantlement expenditures increased 37.2% to Rmb929.1 million in 2009 from Rmb677.2 million in 2008. Our average dismantling costs increased 16.9% to Rmb4.08 per BOE in 2009 from Rmb3.49 per BOE in 2008. Apart from the commencement of production of oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from upward reevaluation of expected work commitments and higher projected service fees and raw material prices.

Special oil gain levy

Our special oil gain levy decreased 60.8% to Rmb6,357.3 million in 2009 from Rmb16,238.2 million in 2008, primarily as a result of our lower realized oil price, and correspondingly, the lower applicable progressive rates imposed by the levy.

Impairment and inventory provision

Our impairment and inventory provision decreased 99.6% to Rmb6.9 million in 2009 from Rmb1,541.5 million in 2008. The current year expense primarily included the provisions for inventory obsolescence in 2009.

Selling and administrative expenses

As compared to 2008, marketing costs increased in 2009 in line with rising sales volume. In addition, higher wages and social security costs due to increasing staff headcounts and higher leasing and outsourcing fees corresponding to market conditions also contributed to the increase in marketing costs in 2009. In light of these factors, our selling and administrative expenses increased 29.9% to Rmb2,264.0 million in 2009 from Rmb1,742.6 million in 2008. Our selling and administrative expenses per BOE increased 10.8% to Rmb9.94 per BOE in 2009 from Rmb8.97 per BOE in 2008.

Finance costs/interest income

Our finance costs increased 28.7% to Rmb534.5 million in 2009 from Rmb415.3 million in 2008, primarily as a result of the increase in unwinding the discount on the provisions for dismantlement in 2009. Our interest income decreased 41.5% to Rmb638.3 million in 2009 from Rmb1,091.0 million in 2008, primarily as a result of the lower banking deposit interest rates due to the liquidity excesses in both the domestic and overseas financial markets.

Exchange gains, net

Our net exchange gains decreased 97.9% to Rmb53.8 million in 2009 from Rmb2,551.3 million in 2008 primarily as a result of the relatively stable exchange rate between Renminbi and U.S. dollars in 2009 compared to 2008.

Investment income

Our investment income decreased 58.0% to Rmb199.9 million in 2009 from Rmb475.9 million in 2008, primarily as a result of lower realized gains due to market conditions and redemptions to avoid the potential losses due to the volatile financial markets.

Share of profits of associates

Our share of profits of associates decreased 53.6% to Rmb173.5 million in 2009 from Rmb374.1 million in 2008, primarily as a result of significantly lower average realized oil price in an associated company in 2009.

Income tax expense

Our income tax expense decreased 16.1% to Rmb11,335.5 million in 2009 from Rmb13,505.0 million in 2008, primarily as a result of lower revenue and profit due to lower average realized oil price. Our effective tax rate increased to 27.7% in 2009 from 23.3% in 2008. In 2008, the Company had a lower effective tax rate primarily because of the tax exemption on the income from the sale of working interests in certain assets. In addition, the larger profit contribution from our overseas business units and the increased tax rate in Indonesia have attributed to the higher effective tax rate in 2009.

Consolidated net profit

Our consolidated net profit decreased 33.6% to Rmb29,485.6 million in 2009 from Rmb44,375.3 million in 2008.

2008 compared to 2007

Revenue

Our oil and gas sales increased 38.1% to Rmb100,831.3 million in 2008 from Rmb73,036.9 million in 2007, primarily as a result of both higher average realized oil prices and increases in volume produced and sold in 2008. The average realized price for our crude oil increased US$23.13 per barrel, or 34.9%, to US$89.39 per barrel in 2008 from US$66.26 per barrel in 2007. We sold 152.7 million barrels of crude oil in 2008, representing an increase of 13.4% from 134.6 million barrels in 2007. The average realized price for our natural gas increased US$0.53 per thousand cubic feet, or 16.1%, to US$3.83 per thousand cubic feet in 2008 from US$3.30 per thousand cubic feet in 2007. Sales volume of our natural gas increased 14.7% to 39.8 million BOE in 2008 from 34.7 million BOE in 2007.

Our net marketing profit decreased 7.3% to Rmb291.7 million from Rmb314.7 million in 2007. Our realized marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, decreased from 1.8% in 2007 to 1.3% in 2008, due to fast increasing crude oil purchase costs and relatively constant level of trading profit per barrel.

Operating expenses

Our operating expenses increased 24.3% to Rmb9,990.4 million in 2008 from Rmb8,039.6 million in 2007. Operating expenses per BOE increased 8.7% to Rmb51.4 per BOE in 2008 from Rmb47.3 per BOE in 2007. Operating expenses per BOE offshore China increased 15.8% to Rmb44.7 per BOE in 2008 from Rmb38.6 per BOE in 2007, primarily as a result of more maintenance, higher service fees and higher raw material prices. Operating expenses per BOE overseas decreased 4.2% to Rmb100.3 per BOE in 2008 from Rmb104.7 per BOE in 2007, primarily as a result of the appreciation of Renminbi against the U.S. dollar.

Production taxes

Our production taxes increased 39.8% to Rmb4,889.3 million in 2008 from Rmb3,497.4 million in 2007, primarily as a result of both higher average realized oil prices and increases in volume produced and sold in 2008.

Exploration costs

Our exploration costs decreased 0.7% to Rmb3,409.5 million in 2008 from Rmb3,432.4 million in 2007. In 2008, we continued to enhance our exploration activities and due to improved drilling efficiencies, our exploration expenditure in 2008 did not change significantly from 2007.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization other than dismantlement expenditures increased 27.2% to Rmb9,380.5 million in 2008 from Rmb7,374.5 million in 2007. Our average depreciation, depletion and amortization per barrel increased 11.3% to Rmb48.3 per BOE in 2008 from Rmb43.4 per BOE in 2007, primarily as a result of the commencement of production in certain oil and gas fields in 2007 and 2008.

The depreciation, depletion and amortization related to our dismantlement expenditures increased 20.6% to Rmb677.2 million in 2008 from Rmb561.7 million in 2007. Apart from the commencement of production in the relevant oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from re-evaluation of expected work commitments together with higher projected service fees and raw material prices. Our average dismantling costs increased to Rmb3.49 per BOE in 2008 from Rmb3.30 per BOE in 2007.

Special oil gain levy

Our special oil gain levy increased 137.5% to Rmb16,238.2 million in 2008 from Rmb6,837.2 million in 2007, primarily as a result of our higher realized oil price, the corresponding progressive rates imposed by the levy and increase in volume sold in 2008.

Impairment losses related to property, plant and equipment

Our impairment losses increased 150.4% to Rmb1,536.0 million in 2008 from Rmb613.5 million in 2007. The impairment loss was primarily due to the adverse changes of crude oil prices at the end of 2008, which in turn, adversely changed expected future crude oil prices and reduced the estimates of the quantities of oil and gas commercially recoverable from certain oilfields in Indonesia.

Selling and administrative expenses

Our selling and administrative expenses increased only 0.1% to Rmb1,742.6 million in 2008 from Rmb1,741.2 million in 2007, primarily due to our strict control of expenses in 2008.

Finance costs, net

Our net finance costs decreased 79.6% to Rmb415.3 million in 2008 from Rmb2,031.8 million in 2007. As we renounced a cash settlement option relating to our convertible notes in 2007, there were no further fair value changes in derivative component to be realized in finance costs in 2008. Our interest income increased 62.1% to Rmb1,091.0 million in 2008 from Rmb673.0 million in 2007, primarily as a result of transferring our financial investments into cash and deposits in banks to avoid exposure to both capital market risks and exchange-rate risks.

Exchange gains/losses, net

Our net exchange gains increased 37.5% to Rmb2,551.3 million in 2008 from Rmb1,856.0 million in 2007, primarily as a result of revaluation of dividends receivable from a subsidiary and active changes in currency structure of our assets portfolio in response to the appreciation of Renminbi in 2008.

Investment income

Our investment income decreased 47.3% to Rmb475.9 million in 2008 from Rmb902.4 million in 2007, primarily as a result of lower gains realized and redemptions to curb further losses resulting from the unstable financial markets. Nonetheless, the decrease was partially offset by the management’s profitable investments in money market and bond market funds.

Share of profits of associates

Our share of profits of associates decreased 48.0% to Rmb374.1 million in 2008 from Rmb719.0 million in 2007, primarily as a result of the adverse impact of the deteriorating economic environment on the associates.

Income tax expense

Our income tax expense increased 12.1% to Rmb13,505.0 million in 2008 from Rmb12,052.3 million in 2007, primarily as a result of the higher revenue and profit from the higher average realized oil price. Our effective tax rate decreased to 23.3% in 2008 from 27.8% in 2007, primarily as a result of the decrease in the income tax rate applicable to our major subsidiary in China from 30% in 2007 to 25% in 2008 under the prevailing tax rules and regulations.

Consolidated net profit

Our consolidated net profit increased 42.0% to Rmb44,375.3 million in 2008 from Rmb31,258.3 million in 2007.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash during 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010 were cash flow from operating activities. We used cash primarily to fund our capital spending program and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,			Six Months ended June 30,
	2007	2008	2009	2009	2010	2010
	(Rmb in millions)			(Rmb in millions)		(US$ in millions)
				(unaudited)	(unaudited)	(unaudited)
Cash generated from (used for):
Operating activities	41,301	55,738	52,858	17,021	37,933	5,593
Investing activities	(21,374)	(48,984)	(40,541)	10,257	(29,282)	(4,318)
Financing activities	(10,799)	(10,129)	(9,403)	(4,983)	353	52
Net increase/(decrease) in cash and cash equivalents	9,128	(3,375)	(2,914)	22,295	9,004	1,328

Operating Activities

For the six months ended June 30, 2010, our cash flow from operating activities was Rmb37,932.6 million as compared to Rmb17,021 million for the corresponding period of 2009, representing an increase of 122.9%. The increase in cash from operating activities was mainly due to increase in average realized crude oil and gas prices and sales volume. The increase was also partially offset by corresponding costs, expenses and other operational expenditures. The cash outflows included special oil gain levy payments of Rmb8,193.3 million and income tax payments of Rmb6,507.4 million.

In 2009, our cash flow from operating activities was Rmb52,857.9 million as compared to Rmb55,738.4 million in 2008, representing a decrease of 5.2% from 2008. The decrease in cash from operating activities was mainly due to lower crude oil prices and increases in costs, expenditures and working capital, partially offset by the sales volume increase in 2009. The cash outflows included special oil gain levy payments of Rmb4,255.1 million and income tax payments of Rmb8,760.6 million.

In 2008, our cash flow from operating activities reached a record high of Rmb55,738.4 million as compared to Rmb41,300.5 million in 2007, representing an increase of 35.0% from 2007. The increase in cash was mainly due to increase in crude oil and gas prices and sale volume coupled with a significant improvement in collection during the year. The increase was partially offset by increases in costs, expenses and net increase in other working capital, including special oil gain levy payment of Rmb18,246.4 million and income tax payments of Rmb15,442.9 million.

In 2007, our net cash generated from operating activities amounted to Rmb41,301 million. Cash generated from operations increased mainly due to an increase in non-cash items such as depreciation, depletion and amortization expenses and impairment losses of Rmb802.4 million related to property, plant and equipment. The increase of cash flow was also partially offset by an increase of share of profit of associates of Rmb397.4 million, a decrease of profit before tax of Rmb812.6 million and an increase of net exchange gains of Rmb1,547.3 million.

Capital Expenditures and Investments

For the six months ended June 30, 2010, our net cash outflow used in investing activities was Rmb29,282.3 million, compared to net cash generated from investing activities in the amount of Rmb10,256.7 million for the corresponding period of 2009. The increase in cash outflow from investing activities was mainly due to the Rmb21,257.8 million used in connection with the acquisition of the 50% interest in Bridas Corporation, which owns a 40% equity interest in Pan American Energy LLC, from Bridas Energy Holdings Ltd., and Rmb3,546.3 million used for acquisition of the 24.5% interest in Block 15/34 located in the Peal River Basin, South China Sea from Devon Energy Corporation.

In the six months ended June 30, 2010, our capital expenditures, other than acquisitions mentioned above, decreased 28.1% to Rmb12,610.3 million from Rmb17,534.0 million for the corresponding period of 2009 primarily as a result of the decrease in the number of on-going projects, the improvement of operation efficiency, the difference in the scheduling of projects between the first half of the year and the second half of the year and the adverse impact on operations due to adverse weather conditions. Our development expenditures in the six months ended June 30, 2010 primarily related to the development of OML130, Bozhong 26-3, Penglai 19-3, Jinzhou 25-1, Jinzhou 25-1S, Jinxian 1-1, Suizhong 36-1 and the expense incurred for improving production efficiency of oil and gas fields. In addition, our cash used in investment activities was also attributable to the purchase of Rmb3,420.0 million of available-for-sale financial assets and Rmb13,659.0 million of held-to-maturity financial assets. Our cash generated from investing activities was mainly from the proceeds from the sales of Rmb8,222.9 million of available-for-sale financial assets and Rmb3,459.0 million of held-to-maturity financial assets respectively, and from reducing a Rmb12,670.0 million in time deposits with maturity of more than three months.

In 2009, net cash outflow from investing activities was Rmb40,540.7 million, representing a decrease of Rmb8,443.6 million, or 17.2%, from Rmb48,984.3 million in 2008.

In 2009, our capital expenditures increased 16.6% to Rmb43,626.8 million from Rmb37,414.1 million in 2008, primarily as a result of increase in exploration activities and continuing development of projects under construction. Our development expenditures in 2009 primarily related to the development of Akpo field the OML130 project, Penglai 19-3 Phase II, Suizhong 36-1, Jinzhou 25-1S, Jinzhou 25-1, Ledong22-1/15-1 and Bozhong 19-4 and recovery improvement of certain producing oil and gas fields. In addition, our cash used in investing activities was also attributable to purchases of available-for-sale financial assets of Rmb7,652.4 million and held-to-maturity financial assets of Rmb3,000.0 million. Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale financial assets and held-to-maturity financial assets in the amounts of Rmb9,257.0 million and Rmb3,000.0 million, respectively.

In 2008, net cash outflow from investing activities in 2008 was Rmb48,984.3 million, representing an increase of Rmb27,610.3 million, or 129.2% from Rmb21,374.0 million in 2007.

In 2008, our capital expenditures increased 38.9% to Rmb37,414.1 million from Rmb26,942.1 million in 2007 primarily as a result of increase in exploratory efforts and continuous development of projects under construction. The increase was also a result of higher service fees and raw material costs in 2008. Our development expenditures in 2008 primarily related to the development of OML130, Penglai 19-3 Phase II, Jinzhou25-1S, Bozhong28-2S, Ledong 15-1/22-1, Liuhua 11-1 and Wenchang oil and gas fields. There were no significant merger and acquisition expenditures during 2008. In addition, cash outflow was also attributable to the placement of a Rmb14,100.0 million in time deposits with maturity over three months and the purchase of available-for-sale financial assets of Rmb6,490.8 million. On the other hand, cash inflow was mainly from proceeds from the sale of available-for-sale financial assets and the sale of held-to-maturity financial assets in the amounts of Rmb1,920.3 million and Rmb3,000.0 million, respectively.

In 2007, net cash outflow from investing activities was Rmb21,374 million.

In 2007, our total capital expenditures and investments primarily included successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were Rmb26,942.1 million in 2007. Our development expenditures in 2007 mainly related to the development of OML130, Penglai 19-3 Phase II, Luda 22-1, Bozhong 34-1, Liuhua 11-1 and Xijiang 23-1 oil and gas fields.

The following table sets forth the actual capital expenditures on an accrual basis for our key operating areas for the periods indicated.

	Year ended December 31,
	2007(1)	2008(1)	2009(1)	2009(2)
		(Rmb in millions)		(US$ in millions)
Operating Area:

Offshore China

Bohai Bay
Development	9,044.2	13,701.1	23,425.2	3,431.8
Exploration	1,771.5	2,049.1	2,919.7	427.7

Western South China Sea
Development	4,970.9	3,570.8	4,675.4	684.9
Exploration	1,162.5	2,063.3	1,388.1	203.4

Eastern South China Sea
Development	2,817.7	3,476.3	2,874.6	421.1
Exploration	689.4	1,064.3	1,146.1	167.9

East China Sea
Development	61.1	117.2	81.5	11.9
Exploration	85.0	102.7	264.0	38.8

Other Offshore China
Development	—	—	—	—
Exploration	112.5	179.7	130.4	19.1

Subtotal	20,714.8	26,324.5	36,905.0	5,406.6

Overseas
Development	8,662.2	8,616.6	4,373.5	640.7
Exploration	1,625.6	917.3	1,435.8	210.4

Subtotal	10,287.8	9,533.9	5,809.3	851.1

Total	31,002.6	35,858.4	42,714.3	6,257.7

(1)	Represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)
Renminbi amounts are translated into US dollars using Rmb6.8259 to US$1.00, the exchange rate set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on December 31, 2009.

Our ability to maintain and grow our revenues, profits and cash flows depends upon continued capital spending. Generally, we adjust our capital expenditure and investment budget on an annual basis. Our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control. Therefore, our actual future capital expenditures and investments will likely be different from our current planned amounts, and such differences may be significant.

Financing Activities

For the six months ended June 30, 2010, net cash inflow from financing activities was Rmb352.6 million, representing an increase of Rmb5,335.9 million from Rmb4,983.3 million cash outflow for the corresponding period of 2009. The net cash inflow was mainly due to proceeds from general borrowings in the amount of Rmb8,484.7 million, which was partially offset by the cash outflow, which was Rmb7,086.3 million of dividends payment. In the six months ended June 30, 2010, our total interest bearing liabilities increased to Rmb28,256.0 million from Rmb18,692.2 million for the corresponding period of 2009. The increase in indebtedness was mainly attributable to the acquisition of 50% interest in Bridas Corporation and increase in short term borrowings. Our gearing ratio, which is equal to the total interest bearing liabilities divided by the sum of such liabilities plus shareholder equity, was 12.9% as of June 30, 2010.

In 2009, net cash outflow from financing activities was Rmb9,403.3 million, representing a decrease of Rmb725.7 million, or 7.2%, from Rmb10,129.0 million in 2008. In 2009, the net cash outflow was mainly due to the distribution of dividends in the amount of Rmb14,175.3 million. Partially offset by the cash inflow, which was mainly due to bank borrowings of Rmb5,307.0 million. At the end of 2009, our total debt was Rmb18,692.2 million, as compared to Rmb13,880.6 million at the end of 2008. The increase in debt in 2009 was primarily due to borrowings associated with the OML130 project and the Tangguh project. Our gearing ratio was 9.7%.

In 2008, net cash outflow from financing activities was Rmb10,129.0 million, representing only a minor decrease of Rmb669.9 million, or 6.2% from Rmb10,798.9 million in 2007. In 2008, the net cash outflow was mainly due to the distribution of dividends of Rmb14,651.8 million. It was partially offset by cash inflow which was mainly contributed by bank borrowings or Rmb4,803.8 million. During 2008, all outstanding convertible Notes of Rmb2,196.6 million were extinguished by exercising an early redemption option. At the end of 2008, our total debt was Rmb13,880.6 million, as compared to our total debt of Rmb11,534.3 million at the end of 2007. The increase in debt in 2008 was attributed primarily to borrowings associated with OML 130 and Tangguh LNG Project. Our gearing ratio was 8.0%.

In 2007, our net cash outflow arising from financing activities was Rmb10,799 million. In 2007, our net cash outflow was mainly due to the distribution of dividends of Rmb11,523.7 million, and the repayment of bank loans of Rmb17.8 million. It was partially offset by cash inflow, which was mainly contributed by bank borrowings of Rmb895.7 million.

In 2007, 2008 and 2009, we paid dividends totaling Rmb11,523.7 million, Rmb14,651.8 million and Rmb15,747.1 million (before PRC withholding tax deducted), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

INDEBTEDNESS AND CONTINGENT LIABILITIES

Indebtedness

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness.

The following table summarizes the maturities of our long-term debt outstanding as of September 30, 2010.

	Debt Maturities (Principal only)
	Original Currency	Total Rmb Equivalents
Due by December 31,	US$	Rmb(1)
	(in millions, except percentages)
	(unaudited)	(unaudited)
2011	1,015.9	6,795.2
2012-2014	884.4	5,916.0
2015-2016	262.8	1,757.9
2017 and beyond	513.3	3,433.5
Total	2,676.4	17,902.6
Percentage of total debt	68%	68%

(1)
US dollar amounts are translated to Renminbi using US$0.1495 to Rmb1.00, the exchange rate set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on September 30, 2010.

As of September 30, 2010, we had total debt of US$3.918 billion, all of which is denominated in U.S. dollars.

As of September 30, 2010, we had unutilized banking facilities amounting to approximately Rmb172 billion as compared to Rmb175 billion as of December 31, 2009. The draw-down from such banking facilities is subject to further approvals of the relevant financial institutions.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2011. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.

Contingent Liabilities

On April 20, 2006, we acquired from South Atlantic Petroleum Limited (“SAPETRO”) a 45% working interest in the Offshore Oil Mining Lease 130 in Nigeria (the “OML130 Transaction”). In 2007, a Nigeria local tax office conducted a tax audit on SAPETRO and raised a disagreement with the tax filings made for OML130 Transaction based on its preliminary tax audit assessment. We have contested such tax audit assessment in accordance with Nigerian laws and relevant agreements with SAPETRO. After seeking legal and tax advice, our management believes that we have reasonable grounds with legal merits in contesting such tax audit assessment. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of September 30, 2010 for the periods indicated.

	Payments Due by Period
	Less than				More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
			(Rmb in millions)
			(unaudited)
Long-term debt obligations	17,902.6	5,610.5	6,733.6	505.0	5,053.5
Operating lease obligations	2,738.8	674.3	1,050.4	484.9	529.2
Provisions for dismantlement(1)	15,783.1	10.0	—	—	15,773.1
Total	36,424.5	6,294.8	7.784.0	989.9	21,355.8

(1)
Provisions for dismantlement represent the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2007, 2008 and 2009 and as of September 30, 2010 we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	As of December 31,			As of September 30,
Capital Commitments	2007	2008	2009	2010
		(Rmb in millions)
				(unaudited)
Contracted, but not provided for	8,655.8	12,294.0	5,650.2	6,279.9
Authorized, but not contracted for	24,498.1	30,093.6	48,907.8	58,326.8

OTHERS

Employee Benefits

Our pension-related costs are expensed as incurred. The expenses attributable to mandatory contributions under the current government pension plan are included in our historical consolidated income statements under either operating expenses for our production staff or selling and administrative expenses for our administrative staff. We expect that, under the current PRC laws and regulations regarding employee retirement benefits, the future costs of the current government pension plan will be comparable to our historical costs, subject to customary increases largely in line with salary increases of our employees. Our contributions to the mandatory provident fund for full-time employees in Hong Kong are also expensed as incurred.

Holding Company Structure

Our entire oil exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly foreign-owned subsidiary in the PRC. Our entire oil exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly-owned subsidiary incorporated in the British Virgin Islands. International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly-owned subsidiary incorporated in Singapore. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 4.8% in 2007, an overall inflation rate of 5.9% in 2008, an overall inflation rate of -0.7% in 2009 and an overall inflation rate of 2.6% in the six months ended June 30, 2010. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Taxation

We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate. Our profits arising in or derived from Hong Kong are subject to tax rate of 17.5% for the period from January to March in 2008 and of 16.5% effective from the fiscal year beginning on April 1, 2008.

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the PRC (the “SAT”) on April 22, 2009 (the “Notice”), “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), which took effect from January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in China are considered a “Chinese Resident Enterprise (“CRE”).” According to a formal approval from SAT issued in October 2010, we are regarded as a CRE. Accordingly, we are subject to the PRC corporate income tax rate of 25%.

Our PRC subsidiary, CNOOC China Limited, as a wholly foreign owned enterprise, is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations.

The PRC enterprise income tax is levied based on taxable income, including income from both operations and other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP.

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

●	production taxes of 5% on independent production and production under PSCs;

●	export tariffs of 5% on petroleum oil beginning on November 1, 2006; and

●	business tax of 3% to 5% on other income.

In addition, other taxes paid and payable by our non-PRC subsidiaries and jointly controlled entities include gross production assessments, duties and export tariffs as well as taxes levied on petroleum related income, profit, budgeted operating and capital expenditures.

Our subsidiaries domiciled outside of the PRC are subject to income tax rates ranging from 10% to 56%.

Some of our oil and gas interests in Indonesia are held through Labuan-incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government in December 2009, Labuan-incorporated companies no longer enjoy the tax rates under the previous tax treaty between Indonesia and Malaysia and the applicable tax rates have increased from the range between 43.125% and 51.875% to the range between 44% and 56%. The amendment became effective on January 1, 2010.

We calculate our deferred tax to account for the temporary differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements. The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2007, 2008, 2009 and June 30, 2010, we had Rmb6,293.6 million, Rmb5,428.3 million, Rmb7,439.6 million and Rmb15,208.6 million, respectively, in net deferred tax liabilities.

Impact of Recently Issued Accounting Standards

We have adopted the IFRS as issued by the IASB starting from the year ended December 31, 2008. Therefore, our consolidated financial statements for the periods ended June 30, 2009 and 2010 have been prepared in due compliance with both IFRS and HKFRS.

The accounting policies adopted in the preparation of these consolidated financial statements are consistent with those adopted in the preparation of our annual financial statements for the year ended December 31, 2009, except for the adoption of the following new standards and interpretations mandatory as of January 1, 2010:

●	IFRS 3/HKFRS 3 (Revised) — Business Combinations, and

●	IAS27/HKAS27 (Amended) — Consolidated and Separate Financial Statements.

The changes introduced by the above revised standards and interpretations have been applied prospectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil Price Risk

As our realized oil prices are mainly determined by reference to oil prices in international market, changes in international oil prices have a significant impact on us. Unstable and high volatility of international oil prices may have a significant impact on our revenue and profit.

Currency Risk

A significant portion of the Company’s oil and gas sales are denominated in Renminbi and U.S. dollars. On July 21, 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies. Renminbi is no longer pegged to the U.S. dollar. In 2010, the Renminbi appreciated approximately 3.1% against the U.S. dollar.

Interest Rate Risk

As at June 30, 2010, the interest rates for about 29% of our debts were fixed. The weighted average term of our debts was approximately three years.

RECENT DEVELOPMENTS

Unaudited Interim Condensed Consolidated Financial Information as of and for the Nine Months Ended September 30, 2009 and 2010

Interim condensed consolidated statement of comprehensive income

	Nine Months ended September 30,
	2009	2010	2010(1)
	(Unaudited)	(Unaudited)	(Unaudited)
	(Rmb in millions)		(US$ in millions)
Revenue
Oil and gas sales	56,130.4	106,087.7	15,856.5
Marketing revenues	12,639.6	23,188.8	3,465.9
Other income	437.2	987.6	147.6

	69,207.2	130,264.1	19,470.0
Expenses
Operating expenses	(8,213.5)	(11,132.8)	(1,664.0)
Taxes other than income tax	(2,640.3)	(5,605.6)	(837.8)
Exploration expenses	(2,109.5)	(3,229.0)	(482.6)
Depreciation, depletion and amortisation	(11,019.1)	(21,267.1)	(3,178.7)
Special oil gain levy	(3,383.7)	(12,154.9)	(1,816.7)
Crude oil and product purchases	(12,393.1)	(23,024.7)	(3,441.4)
Selling and administrative expenses	(1,543.9)	(2,006.7)	(299.9)
Others	(161.2)	(613.4)	(91.8)

	(41,464.3)	(79,034.2)	(11,812.9)

Profit From Operating Activities	27,742.9	51,229.9	7,657.1

Interest income	490.4	610.5	91.2
Finance costs	(386.6)	(767.7)	(114.7)
Exchange gains, net	22.3	609.3	91.1
Investment income	119.2	82.4	12.3
Share of profits of associates	138.9	150.5	22.5
Non-operating income/(expenses), net	(38.0)	16.4	2.5

Profit Before Tax	28,089.1	51,931.3	7,762.0
Income tax expense	(7,631.7)	(13,013.6)	(1,945.1)

Profit for the Period Attributable to Owners	20,457.4	38,917.7	5,816.9

(1)
Renminbi amounts are translated into US dollars using Rmb6.6905 to US$1.00, the exchange rate set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on September 30, 2010.

Interim condensed consolidated statement of financial position

	December 31,	September 30,	September 30,
	2009	2010	2010(1)
		(Unaudited)	(Unaudited)
	(Rmb in millions)		(US$ in millions)

Cash and cash equivalents	22,615	37,119	5,548.0
Current assets	70,871	82,106	12,272.0
Property, plant and equipment, net	165,320	200,567	29,977.9
Total assets	242,268	288,977	43,192.1
Current liabilities	31,042	50,263	7,512.6
Long term bank loans, net of current portion	11,817	5,489	820.4
Long term guaranteed notes	6,753	6,803	1,016.8
Total long term liabilities	37,291	43,093	6,440.9
Total liabilities	68,333	93,356	13,953.5
Capital stock	43,078	43,078	6,438.7
Shareholders’ equity	173,936	195,621	29,238.6

Interim condensed consolidated cash flow statement

	Nine Months ended September 30,
	2009	2010	2010(1)
	(Unaudited)	(Unaudited)	(Unaudited)
	(Rmb in millions)		(US$ in millions)

Net cash generated from operating activities	34,895.8	59,515.7	8,895.6
Net cash used in investing activities	(28,277.4)	(36,366.6)	(5,435.6)
Net cash used in financing activities	(10,827.6)	(9,119.2)	(1,363.0)

Net increase/(decrease) in cash and cash equivalents	(4,209.2)	14,029.9	2,097.0
Cash and cash equivalents at beginning of period	19,761.6	22,615.0	3,380.2
Effect of foreign exchange rate changes, net	(137.2)	474.4	70.9

Cash and cash equivalents at end of period	15,415.2	37,119.3	5,548.1

(1)
Renminbi amounts are translated into US dollars using Rmb6.6905 to US$1.00, the exchange rate set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on September 30, 2010.

Financial Highlights

Revenue

The total unaudited revenues of the Company were approximately Rmb130.3 billion for the nine months ended September 2010, representing a significant increase of 88.3% from approximately Rmb69.2 billion for the same period in 2009, due to an increase in all three main components of revenue: oil and gas sales, marketing revenues and other income.

Our oil and gas sales increased 89.1% to Rmb106.1 billion in the first nine months of 2010 from Rmb56.1 billion in the corresponding period of 2009, resulting from substantial increases in oil and gas production, sales volume and higher realized oil prices. The average realized oil price was US$75.64 per barrel, an increase of 35.3% from US$55.9 for the corresponding period of 2009. We sold 191.2 million barrels of crude oil in the nine months ended September 30, 2010, representing a 41.3% increase from 135.3 million barrels for the corresponding period of 2009. The average realized price for our natural gas increased 4.1% to US$4.07 per thousand cubic feet in the nine months ended September 30, 2010 from US$3.91 per thousand cubic feet for the corresponding period of 2009. Sales volume of our natural gas increased 58.1% to 47.1 million BOE in the nine months ended September 30, 2010 from 29.8 million BOE for the corresponding period of 2009.

Our marketing revenues increased 84.1% to Rmb23.2 billion in the first nine months of 2010 from Rmb12.6 million for the corresponding year of 2009.

Net profit

Our consolidated net profit for the nine months ended September 30, 2010 increased 89.8% to Rmb38.9 billion from Rmb20.5 billion for the corresponding period in 2009.

Capital expenditure

For the nine months ended September 30, 2010, the Company’s capital expenditure was approximately Rmb22.6 billion, representing a decrease of 23.9% from the corresponding period of 2009, mainly due to the combination of cost savings through efficiency, delay in certain development projects, and the intensive workload scheduled in the fourth quarter.

Development and production

The Company achieved total net production of 237.7 million BOE for the nine months ended September 30, 2010, representing an increase of 43.7% from the corresponding period of 2009. The production growth was mainly attributable to the increase of production from projects that came on stream since 2009, the outperformance of existing fields achieved by effective measures such as infill drilling, the contributions from newly acquired projects and lower than expected losses from typhoons.

In the third quarter of 2010, the Company’s new projects at Bozhong 19-4, Bozhong 29-4, Luda 32-2, Weizhou 6-8 and Bozhong 26-3 in the Bohai Bay commenced production, respectively. Of these new projects, Bozhong 26-3 and Luda 32-2 started to generate successful production in October 2010. We hold 100% interests and act as the independent operator of these two fields.

Bozhong 26-3 is located in the central part of Bohai Bay, neighboring producing field Bozhong 25-1S. The field has an average water depth of about 25 meters. The development and production operations of Bozhong 26-3 mainly rely on the facilities of its surrounding oilfields. With four wells online, currently Bozhong 26-3 is expected to hit its peak production of more than 6,000 barrels per day in 2011.

Luda 32-2 is a located in the Eastern Bohai Bay with water depth of about 25 meters, and adjacent to producing oil field Luda 27-2. In order to reduce production cost, a joint development plan was carried out for both Luda 32-2 and Luda 27-2 fields. The field currently has four production wells. The peak production of Luda 32-2 is expected to reach 6,300 barrels of oil per day in 2011.

In the third quarter of 2010, on the exploration side, the Company and its partners successfully drilled five appraisal wells.

RECENT ACQUISITIONS

Bridas Acquisition

In November 2010, our 50% joint venture, Bridas Corporation, entered into a share purchase agreement with BP, pursuant to which Bridas Corporation will acquire a 60% equity interest in Pan American Energy LLC from BP for an aggregate consideration of approximately US$7.06 billion. The acquisition excludes Pan American Energy LLC’s assets in Bolivia. We and the other joint venture partner, Bridas Energy Holdings Ltd., have agreed to contribute an aggregate amount of approximately US$4.94 billion to Bridas Corporation, to finance 70% of the consideration for the proposed acquisition of the 60% interest in Pan American Energy LLC. We and Bridas Energy Holdings Ltd. will each contribute in equal amounts, i.e., approximately US$2.47 billion to form this partnership for the acquisition. The remaining 30% of the consideration for the 60% interest in Pan American Energy LLC, or approximately US$2.12 billion, will be satisfied by third party loans to be arranged by Bridas Corporation and/or additional contributions from us and Bridas Energy Holdings Ltd.. Completion of the acquisition is conditional on, among other things, all necessary government and regulatory approvals, and is expected to take place in the first half of 2011.

Chesapeake Acquisition

In November 2010, we purchased a 33.3% undivided interest in Chesapeake’s 600,000 net oil and natural gas leasehold acres in the Eagle Ford Shale project in South Texas. The consideration for the transaction was US$1.08 billion in cash, plus an additional US$40 million payment adjustment at closing. In addition, we have agreed to fund 75% of Chesapeake’s share of drilling and completion costs up to US$1.08 billion, which Chesapeake expects to occur by the end of 2012.

As operator of the project, Chesapeake will conduct all leasing, drilling, completion, operations and marketing activities for the project. Over the next several decades, the companies plan to develop net unrisked unproved resource potential up to 4 billion barrels of oil equivalent (after deducting an assumed average royalty burden of 25%). Chesapeake is currently utilizing ten operated rigs to develop its Eagle Ford leasehold and with the additional capital from the Company, anticipates increasing its drilling activity to approximately 12 operated rigs by year-end 2010, approximately 31 rigs by year-end 2011 and approximately 40 rigs by year-end 2012. Approximately 900 wells are expected to be drilled by year-end 2012. Currently Chesapeake has ten horizontal Eagle Ford wells in production with initial production rates of up to 1,160 barrels of oil and 0.4 mmcf of natural gas per day in the oil window and 4.0 mmcf of natural gas and 1,200 barrels of oil per day in the wet gas window. Chesapeake anticipates the project will reach its peak production of 400,000 to 500,000 BOE per day in the next decade.

The assets are located principally in the counties of Webb, Dimmitt, LaSalle, Zavala, Frio and McMullen, and are located primarily in the oil window (approximately 85%) and the wet gas window (approximately 15%) of the Eagle Ford Shale and in the dry gas window of the Pearsall Shale. The Company will have the option to acquire a 33.3% share of any additional acreage acquired by Chesapeake in the area and also the option to participate with Chesapeake for a 33.3% interest in midstream infrastructure related to production established from the assets.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

PROPOSED ISSUE OF NOTES
TO BE GUARANTEED BY THE COMPANY

 (1) CLARIFICATION ANNOUNCEMENT
(2) SUSPENSION OF TRADING

Reference is made to the announcement (the "Announcement") of CNOOC Limited (the "Company") published at 7:05 a.m. on 13 January 2011. Terms defined in the Announcement shall, unless the context otherwise requires, bear the same meaning herein.

The Announcement contained an extract of certain corporate and financial information of the Company and its subsidiaries, which included certain information that has not previously been made public (the “Extract Information”).  However, the Extract Information was only written in the English language in both the English and Chinese versions of the Announcement. To enable all shareholders of the Company and investors to understand the Extract Information that could be price sensitive, which includes unaudited condensed financial information  as of and for the nine months ended 30 September 2010 and 30 September 2009,  certain indebtedness figures and other related information in respect of the period ended as of 30 September 2010, as well as management’s discussion and analysis of financial condition and results of operations for the six months ended 30 June 2010, the Extract Information will be published in Chinese in a subsequent announcement. The Chinese version of the Extract Information will be translated from the previously published English version of the Extract Information.

 At the request of the Company, trading in its shares and debt securities has been suspended with effect from 10:00 a.m. on 13 January 2011 pending the release of a subsequent announcement.

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By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 13 January 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

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